nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 29 / 30
www.nh-hoteles.com
nh@nh-hotels.com

04046548

October, 2004

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 1 5 2004
WASH, D.C. 202 SECTION

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on October-, 2004 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

Roberto Chollet
Chief Financial Officer

nH HOTELES
INVESTOR RELATIONS DEPARTMENT
NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid, 27th October 2004

SALES AND RESULTS JANUARY-SEPTEMBER 2004 Q3

INCOME	9M 2004	9M 2003	CHANGE%
Consolidated Income	**689.42**	**668.37**	**3.1%**
Income from Hotel Activity Comparable	542.27	543.15	-0.2%
Income from Hotel Activity Consolidated	622.78	644.36	-3.3%
Income from Real Estate Activity	66.64	24.01	177.6%
EBITDA	**9M 2004**	**9M 2003**	**CHANGE %**
Consolidated EBITDA	**127.32**	**102.8**	23.9%
EBITDA from Hotel Activity Comparable	90.35	92.49	-2.3%
EBITDA from Hotel Activity Consolidated	77.01	93.15	-17.3%
EBITDA from Real Estate Activity	50.31	9.64	421.9%

Hotel business - highlights:

- **RevPar at comparable European hotels improved by 1.8% in the third quarter of 2004, such that RevPar for the first nine months of the year was practically flat on the January – September period in 2003.**
- **Hotel occupancy improved across the board in all NH Hoteles' markets.**
- **A significant improvement in occupancy in Benelux in the third quarter (3.5 pp in Amsterdam and 12.2 pp in Brussels) helped push up RevPar in comparable hotels by 3%.**
- **A clear recovery in prices and a significant improvement in occupancy levels in Germany: RevPar at comparable hotels grew by 10.4% in the third quarter of 2004.**
- **A recovery in occupancy levels and prices in Latin America, although the exchange rate effect is still negative.**
- **Progress in the cost-savings plan: in the year to date, cost-savings at comparable hotels have reached €29m. Overall, at comparable and non-comparable hotels, operating costs per occupied room have fallen by 7.4%.**
- **Current borrowing levels are 24% lower than at 30th September 2003, at €509.3m, including dividend payments and the cancellation of some of Krasnapolsky's preference shares.**

Real Estate business - highlights:

- **New historic high: at 20th September, confirmed sales not yet included in the accounts reached €88.39m, 54% higher than the €57.48m reported at 30th September 2003.**
- **The Ribera del Marlin project posted confirmed sales of €18.5m. The project is a 50/50 JV with PonteGadea will be developed between 2004 and 2007.**
- **The sale of one very large plot in April 2004 made an EBITDA contribution of €19.6m**

nH HOTELES
INVESTOR RELATIONS DEPARTMENT
NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER
82 - 4780

1. OPERATING RATIOS

OPERATING RATIOS	AVERAGE ROOMS		OCCUPANCY%			ADR			REVPAR		
	2004	2003	2004	2003	%Dif	2004	2003	%Var	2004	2003	%Var
SPAIN COMPARABLE	**9,209**	**9,207**	**65.42%**	**64.78%**	**0.6%**	**82.72**	**87.64**	**-5.6%**	**54.12**	**56.78**	**-4.7%**
Non Comparable Spain	1,210	1,224	54.87%	57.40%	-2.5%	74.35	118.87	-37.5%	40.79	68.23	-40.2%
TOTAL B.U. SPAIN	10,419	10,431	64.19%	63.92%	0.3%	81.89	90.93	-9.9%	52.57	58.12	-9.6%
HOLLAND & BELGIUM COMPARABLE	**6,050**	**6,053**	**68.58%**	**63.95%**	**4.6%**	**82.47**	**86.42**	**-4.6%**	**56.56**	**55.26**	**2.3%**
Non comparable Belgium & Holland & Others	699	1,054	61.12%	57.71%	3.4%	90.38	81.97	10.3%	55.24	47.30	16.8%
TOTAL B.U. HOLLAND & BELGIUM	6,749	7,107	67.81%	63.02%	4.8%	83.21	85.81	-3.0%	56.42	54.08	4.3%
TOTAL SWITZ & AUSTRIA COMPARABLE	**845**	**845**	**68.15%**	**61.85%**	**6.3%**	**61.85**	**66.38**	**-6.8%**	**42.15**	**41.05**	**2.7%**
Switzerland & Austria&Hungary non Comparable	824	483	64.43%	71.95%	-7.5%	72.62	87.53	-17.0%	46.79	62.98	-25.7%
TOTAL B.U. SWITZ, AUSTRIA & HUNGARY	**1,669**	**1,328**	**66.32%**	**65.52%**	**0.8%**	**67.01**	**74.83**	**-10.4%**	**44.44**	**49.03**	**-9.4%**
GERMANY COMPARABLE	**7,715**	**7,715**	**58.32%**	**55.92%**	**2.4%**	**56.92**	**55.61**	**2.3%**	**33.20**	**31.10**	**6.7%**
Germany Non Comparable	1,140	873	46.09%	38.68%	7.4%	75.16	62.41	20.4%	34.64	24.14	43.5%
TOTAL B.U. GERMANY	8,855	8,588	56.74%	54.16%	2.6%	58.83	56.11	4.8%	33.38	30.39	9.8%
TOTAL EUROPE COMPARABLE	23,819	23,820	64.02%	61.60%	2.4%	74.25	77.14	-3.7%	47.54	47.52	0.0%
Mercosur Comparable	1,274	1,274	61.14%	55.42%	5.7%	35.91	31.32	14.7%	21.96	17.35	26.5%
México Comparable	1,191	1,193	63.06%	60.03%	3.0%	68.49	90.52	-24.3%	43.19	54.34	-20.5%
LATINOAMERICA COMPARABLE	**2,465**	**2,467**	**62.07%**	**57.65%**	**4.4%**	**51.91**	**61.13**	**-15.1%**	**32.22**	**35.24**	**-8.6%**
Mercosur Non Comparable	71	56	57.81%	57.85%	0.0%	15.11	13.25	14.0%	8.74	7.67	13.9%
México Non Comparable	464	682	46.07%	59.10%	-13.0%	56.91	68.13	-16.5%	26.22	40.26	-34.9%
LATINOAMERICA NON COMPARABLE	**535**	**738**	**47.63%**	**59.00%**	**-11.4%**	**50.18**	**64.04**	**-21.6%**	**23.90**	**37.79**	**-36.8%**
LATINOAMERICA CONSOLIDATED	3,000	3,205	59.49%	57.96%	1.5%	51.66	61.81	-16.4%	30.73	35.82	-14.2%
TOTAL CONSOLIDATED	**30,692**	**30,660**	**62.50%**	**60.42%**	**2.1%**	**72.49**	**77.27**	**-6.2%**	**45.30**	**46.69**	**-3.0%**

nH HOTELES INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

2. SALES AND EBITDA

	September, 30th 2004			September, 30th 2003			% Change	
	REVENUE	EBITDA	Margin %	REVENUE M Euros	EBITDA	Margin %	REVENUE	EBITDA
SPAIN & PORTUGAL COMPARABLE	219.43	48.66	22.2%	229.76	56.82	24.7%	(4.5%)	(14.4%)
España & Portugal Non Comparable	25.95	-1.64	(6.3%)	36.04	8.31	23.1%	(28.0%)	(119.7%)
TOTAL B.U. SPAIN & PORTUGAL	245.38	47.01	19.2%	265.80	65.13	24.5%	-7.7%	-27.8%
HOLLAND & BELGIUM & OTHERS COMPARABLE	161.20	44.09	27.4%	159.09	40.85	25.7%	1.3%	7.9%
Holland & belgium & Others Non Comparable	14.44	5.26	36.4%	22.42	5.38	24.0%	(35.6%)	(2.4%)
B.U. HOLLAND & BELGIUM & OTHERS	175.64	49.35	28.1%	181.50	46.24	25.5%	-3.2%	6.7%
SWITZERLAND, AUSTRIA & HUNGARY COMPARABLE	14.50	-0.85	(5.9%)	14.37	-1.38	(9.6%)	0.9%	38.7%
Switzerland, autria & Hungary Non Comparable	15.09	-0.62	(4.1%)	11.67	-0.98	(8.4%)	29.3%	36.6%
B.U. SWITZERLAND, AUSTRIA & HUNGARY	29.59	-1.47	(5.0%)	26.04	-2.36	(9.1%)	13.6%	37.8%
GERMANY COMPARABLE	114.31	-9.21	(8.1%)	107.76	-10.61	(9.8%)	6.1%	13.3%
Germany Non ComparableAlemania No Comparable	19.40	-0.98	(5.0%)	13.42	0.22	1.6%	44.5%	(549.9%)
B.U. GERMANY	133.71	-10.18	(7.6%)	121.19	-10.39	(8.6%)	10.3%	2.0%
TOTAL EUROPE COMPARABLE	509.44	82.70	16.2%	510.98	85.67	16.8%	-0.3%	-3.5%
LATINOAMERICA COMPARABLE	32.84	9.11	27.8%	32.17	6.82	21.2%	2.1%	33.7%
Latinoamerica Non Comparable	5.63	0.96	17.1%	17.65	4.90	27.7%	(68.1%)	(80.4%)
B.U. LATIN AMERICA	38.46	10.07	26.2%	49.82	11.71	23.5%	-22.8%	-14.0%
HOTEL ACTIVITY COMPARABLE	542.27	91.81	16.9%	543.15	92.49	17.0%	-0.2%	-0.7%
CORPORATE	0.00	-17.77		0.00	-17.18			(3.4%)
TOTAL HOTEL ACTIVITY	622.78	77.01	12.4%	644.36	93.15	14.5%	-3.3%	-17.3%
SOTOGRANDE REAL ESTATE	66.64	50.31	75.5%	24.01	9.64	40.2%	177.6%	421.7%
TOTAL CONSOLIDATED	689.42	127.32	18.5%	668.37	102.80	15.4%	3.1%	23.9%

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER
82 - 4780

3. PROFIT AND LOSS ACCOUNT

NH HOTELES, S.A.
PROFIT AND LOSS ACCOUNT AS AT SEPTEMBER, 30

	9m 04		9m 03		04/03
	M Euros	%	M Euros	%	Var.
Hotel sales and other revenues	622.78	90.3%	644.35	96.4%	*(3.3%)*
Real states sales and other	66.64	9.7%	24.01	3.6%	*177.6%*
TOTAL REVENUES	**689.42**	**100.0%**	**668.37**	**100.0%**	***3.1%***
Real estate cost of sales	(9.28)	(1.3%)	(8.22)	(1.2%)	*13.0%*
Other operating expenses	(428.84)	(62.2%)	(442.75)	(66.2%)	*(3.1%)*
GROSS OPERATING PROFIT	**251.29**	**36.5%**	**217.40**	**32.5%**	***15.6%***
Lease payments and property taxes	(123.97)	(18.0%)	(114.59)	(17.1%)	*8.2%*
EBITDA	**127.32**	**18.5%**	**102.80**	**15.4%**	***23.8%***
Depreciation STG consolidation difference	(54.06)	(7.8%)	(58.74)	(8.8%)	*(8.0%)*
Depreciation STG consolidation difference	(2.72)	(0.4%)	(1.01)	(0.2%)	*167.8%*
EBIT	**70.54**	**10.2%**	**43.05**	**6.4%**	***63.8%***
Interest income (expense)	(17.15)	(2.5%)	(24.05)	(3.6%)	*(28.7%)*
Income from minority equity interests	0.06	0.0%	0.74	0.1%	*(92.5%)*
Extraordinary results	(1.60)	(0.2%)	25.30	3.8%	*(106.3%)*
EBT	**51.85**	**7.5%**	**45.04**	**6.7%**	***15.1%***
Corporate income tax	(15.65)	(2.3%)	(10.35)	(1.5%)	*51.2%*
NET INCOME before minorities	**36.19**	**5.2%**	**34.68**	**5.2%**	***4.4%***
Minority interests	(11.89)	(1.7%)	(4.13)	(0.6%)	*187.8%*
NET INCOME	**24.31**	**3.5%**	**30.55**	**4.6%**	***(20.4%)***

4. EFFICIENCY RATIOS

Total Hotels	**9m 2004**	**9m 2003**	**% Var**
Average Rooms	30,692	30,660	0.1%
Occupied rooms per day	19,181	18,526	3.5%
Average number of FTE	10,882	11,667	-6.7%
FTE per room	0.35	0.38	-6.8%
Staff cost per available room (€/day)	26.32	27.16	-3.1%
Total operating exp. per available room(€/day)	***44.28***	**46.23**	**-4.2%**
FTE per occupied room	0.57	0.63	-9.9%
Staff cost per occupied room (€/day)	42.12	44.95	-6.3%
Total operating exp. per occupied room(€/day)	**70.85**	**76.51**	**-7.4%**

Highlights of the first nine months of 2004 in terms of operating costs:

- The cost-savings plan continues to yield good results. Operating costs at comparable hotels have been contained in nominal terms, such that, given the general increase in occupancy levels and cost inflation, the total cost-savings in the first nine months of the year reached €29m, €10m more than at 30th June 2004.
- There has been a 2.9% drop in FTEs at comparable hotels compared to the same period in 2003. As a result, FTEs per room occupied fell by 7%.
- Across the board at comparable and non-comparable hotels, total operating costs per room occupied fell by 7.4%.

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER 82 - 4780

HOTEL BUSINESS

Spain

- In the third quarter of 2004, occupancy levels at comparable hotels performed well, rising by 4.1 points. This was due to special promotions during the summer: average price-cuts of 9% helped increase market share and improve the RevPar trend, which fell by 2.9%.
- As a reflection of this, occupancy rose by 0.6pp in the first nine months of the year, which partly offset a 5.6% drop in ADR. The fall in RevPar at comparable hotels slowed to 4.7% compared to 5.5% at 30th June 2004.
- As explained in previous notes, the €20.4m fell in total sales was mainly due to the sale of the Hotel Princesa Sofía, which made a sales contribution of €23m and an EBITDA contribution of €7m in the first nine months of 2003. On the other hand, newly opened hotels made a sales contribution of €8m.
- GOP at comparable hotels fell by 8%, with a margin of 39.7% compared to 41.2% in the same period last year. Operating costs fell by 2% in nominal terms, and adjusting for inflation and the higher occupancy, cost-savings reached €9m.
- Operating performance highlights:
    - During the summer months, business returned to normal after the terrorist attacks in Madrid on 11th March, which made a significant impact on sales in the second quarter.
    - The summer promotions were successful in terms of achieving their objective of gaining market share of the leisure segment.
    - In the business segment, occupancy levels fell but prices were unchanged. In the MCI segment (Meetings, Conventions and Incentives), the enquiries conversion ratio improved to 14% (from 8% in June 2004).
    - In general, prices remain under pressure due to the increased competition in Madrid and Barcelona.
    - In **Madrid,** RevPar performance at comparable hotels was similar to the first half of the year. The figures for the first nine months of the year show RevPar falling by 7.3%, ADR by 6% and occupancy down by one point. According to Deloitte & Touche's Hotelbenchmark survey, NH Hoteles outperformed the market, as on average RevPar fell by 11.5% in Madrid.
    - In **Barcelona,** RevPar at comparable hotels fell by 5.8%. Occupancy improved by 1.7pp and ADR fell by 7.8%. According to Deloitte & Touche, this performance is in line with the market, as the average drop in the year to September was 7.8%.
    - In the rest of Spain, occupancy improved 5.3pp in the third quarter, and RevPar 3%.
    - A number of conventions were held at the NH Almenara which have not been repeated this year. Excluding the impact of these conventions, comparable sales in Spain fell by 3.6%, compared to 7% including Almenara.

Benelux

- The improving trend noted in the first half of the year consolidated in the third quarter. Comparable RevPar increased by 3%, occupancy levels by 5.5pp and prices fell by 4.4%.
- The figures for the first nine months of the year indicate comparable RevPar growth of 2.3%, occupancy up 4.6pp and a fall in ADR of 4.6%.
- The €5.9m drop in total sales was largely a reflection of the sale of the Crowne Plaza, which made a sales contribution of €4.7m and an EBITDA contribution of €1.8m in the first six months of 2003, together with the refurbishment of some hotels in Belgium.
- There was a 6% improvement in GOP at comparable hotels, and the sales margin rose to 35.6% compared to 34% in the same period last year. Operating costs fell by 1.1% in nominal terms, and adjusting for inflation and the higher occupancy levels, cost-savings reached €12m.
- Operating performance highlights:

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 ...
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- In the third quarter, the comparable hotels in **Amsterdam** continued to report RevPar growth (1.3%), together with an important improvement in occupancy (3.5pp). As a reflection of this, RevPar increased by 0.2% in the first nine months of the year. July was a particularly good month in terms of business clients, while August saw an increase in holiday travellers, and ADR was obviously much lower. In September, not only was there an increase in occupancy, but also for the first time, there was a slight improvement in ADR as well, thanks to the gain in market share of the business and MCI segments.
- In general terms, the stronger economy in Holland in the third quarter was reflected in a 6.5pp increase in occupancy levels at hotels in the **rest of Holland,** with 3.9% growth in RevPar.
- In **Brussels**, the efforts to improve the positioning of the hotels have been very successful, particularly in the "business individual" segment, and this segment is now overtaking the leisure and "business group" segments. In the third quarter, occupancy rose by 12.2pp and there was an 18.1% jump in RevPar. In the first nine months of the year, RevPar increased by 23%. Bear in mind that in 2003 some of the hotels were in the start-up phase.
- Overall, according to the Deloitte & Touche survey, the performance of NH hotels in **Amsterdam** year to date is in line with the market, which averaged growth of 0.8%. However, the NH hotels **in Brussels** clearly outperformed the market, which according to Deloitte & Touche grew by an average of 2.7% in terms of RevPar.

Switzerland and Austria and Hungary

- In the first nine months of the year, Revpar at comparable hotels increased by 2.7% compared to the same period in 2003, with a 6.3pp rise in occupancy and a 6.8% fall in prices.
- In the third quarter, comparable RevPar fell by 4%, occupancy improved by 4.4pp and ADR slid 9%. This reflected more stable occupancy levels in Austria, while occupancy in Switzerland continued to report a substantial 10pp improvement.
- Bear in mind that the €3.6m increase in total sales is partly due to the incorporation of the NH Budapest in 2003, where occupancy exceeded 85% during the summer, and partly to the new rooms at the NH Wien Airport hotel.
- Operating performance highlights:
    - The lower-tariff "business group" segment increased as a proportion of the total business mix, although sales promotions and current revenue management procedures should improve this situation by the end of 2004.
    - GOP at comparable hotels increased by 25%, with a sales margin of 26% compared to 21% in the same period in 2003. Operating costs fell by 5.4% in nominal terms, and adjusting for inflation and the higher occupancy levels, cost-savings reached €2.2m.

Germany

- The third quarter was the best so far in the year to date. RevPar at comparable hotels increased by 10.4%, occupancy by 2.7pp and ADR by 5.6%. In the first nine months of the year, RevPar increased by 6.7% compared to 5% in the first half of the year.
- Total sales increased by €12.5m, due to the strong operating performance at comparable hotels and the incorporation of two new hotels in 2003 (Frankfurt City and Dusseldorf Messe).
- GOP at comparable hotels increased by 9%, but the sales margin slipped to 30.3% from 30.8% in the same period in 2003. The attempts to tighten up management and improve the product resulted in a 4.8% increase in operating costs, but after taking into account inflation and the higher occupancy levels, net cost-savings reached €2.2m.
- Bear in mind that leasing costs have increased by €3m during 2004 due to the new openings in 2003, and by a further €1.4m due to the "step-up rent" effect.
- Operating performance highlights:
    - The positive performance of RevPar is mainly a reflection of the pricing policy, which only offers promotional discounts in special situations. As a result, the business segment has increased as a proportion of the business mix, although the leisure segment has also grown, thanks to Internet sales in particular.
    - In the third quarter, ADR reached €33.4m, which means that these hotels have still not reached break-even in terms of EBITDA.
    - September was the best month in the year to date: there was a significant increase in both business and MCI clients. There was also a strong recovery in **Munich,** thanks to the Oktoberfest and other trade fairs.

- The initiatives taken by the recently reorganised sales team, together with the newly introduced account management system have improved market positioning and market share in the business individuals and business group segments.
- Training programmes have been introduced, and the reservations policy is now focused on more efficient revenue management, and this has resulted in a higher conversion rate of enquiries into confirmed bookings.
- In the first nine months of the year, RevPar at comparable hotels in **Berlin** increased by 4.5%, in line with the Deloitte & Touche average of 4%. In **Frankfurt,** average market RevPar fell by 5.2%, whereas it fell by only 1.6% at NH Hoteles.

Latin America

- The comparable hotels in MERCOSUR performed well, particularly in Argentina where sales increased by 46% in local currency terms.
- In Mexico, total sales at comparable hotels increased by 4% in local currency terms. The product improvements in Mexico have resulted in a recovery in clients and higher sales.
- Total sales in Euro terms fell by 23%, which was partly a reflection of the sale of NH Cancún in 2003 and the refurbishment of NH Mexico City, and partly due to the appreciation of the Euro. The NH Cancún made a sales contribution of €12m and an EBITDA contribution of €3.3m in the first nine months of 2003.
- GOP at comparable hotels increased by 22%, and the sales margin improved to 32.3% compared to 27% in the same period last year. In Euro terms, operating costs fell by 5%, and taking inflation and the higher occupancy levels into account, net cost-savings reached €4m.

SOTOGRANDE'S PROPERTY AND GOLF BUSINESS

- A new historic high: at 30th September, confirmed sales not included in the accounts amounted to €88.39m, 54% higher than the €57.48m reported at 30th September 2003. The margin on these sales is estimated at around €56.9m between 2004 and the next two years.
- One of the highlights of these confirmed sales is €18.5m from La Ribera del Marlin, a 33.000 m^2 plot sold recently for €37m to a 50/50 joint venture created by Sotogrande and PonteGadea (see press release). Sotogrande's margin on this sale is estimated at €14.8m. In addition, there will be a margin on the construction, promotion and sale between 2004 and 2007.
- The other confirmed sales comprise 57% flats and houses, 10% marina moorings and 12% plots in La Reserva de Sotogrande and other sectors.
- In terms of reported sales for the first nine months of 2004, earnings increased by 178% and EBITDA rose five-fold compared to the same period last year. Bear in mind that in the first quarter one particularly large plot was sold for €21m, making an EBITDA contribution of €19.6m, but even adjusting for this EBITDA has tripled.
- Sales of playing memberships at the La Reserva golf club reached €6.3m.

Sotogrande - Sales Breakdown	9m 2004 Mn Euros		9m 2003 Mn Euros	
Berths	2.20	3.3%	0.67	2.8%
Shopping Center	1.53	2.3%	0.00	0.0%
Apartments	9.00	13.5%	0.47	2.0%
Houses	0.00	0.0%	9.45	39.4%
Plots	50.42	75.7%	10.58	44.1%
Other Income	3.49	5.2%	2.84	11.8%
Total Property Sales	**66.64**	**100.0%**	**24.01**	**100.0%**

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 [illegible]
f. +34 91 451 97 [illegible]
investor.relations@nh-hotels.com
www.nh-hoteles.com

FINANCIAL PERFORMANCE

- Net debt was 24% lower than in the same period in 2003, and fell from €667m to €509.3m. However, net borrowings were 7% higher than at 31st December 2003, mainly due to:
  - Dividend payments of €0.25 per share in the second quarter, which totalled nearly €30m.
  - Cancellation of part of Krasnapolsky's preference shares at a cost of €30m.
- The financial gearing ratio – net debt/equity – has fallen from 0.78x in September 2003 to 0.61x at the end of the third quarter 2004.
- Bear in mind that in the second quarter of 2004, NH Hotels signed a syndicated credit for €350m to refinance its existing debt. The main advantages of this loan are:
  - Increased financial flexibility and centralisation of borrowings
  - Elimination of borrowing secured by property assets
  - Lower cost debt. The new borrowing is at a cost of Euribor + (0,6%-0,9%), compared to Euribor + (0,75%-2%) on the retired debt.

PORTFOLIO SITUATION AT 4TH OCTOBER 2004

Openings: Five new hotels in the year to date, four in Spain and the first NH hotel in Italy.

NH Hoteles now has a presence in 18 countries with 238 hotels offering 34,629 rooms. Around 30% of the rooms are owned by the chain, 60% are under leasing contracts and 10% are under management contracts.

Five new hotels have been opened since 1st January 2004, four of which in Spain and one in the Italian city of Mestre, near Venice.

Hotel	City	Type of Contract	No. of rooms
NH Express el Maquinista	Barcelona outskirts	Leased	92
NH Express S. Sebastián de los Reyes	Madrid outskirts	Leased	98
NH Cartagena (Collection)	Cartagena	Leased	100
NH Palacio de Santa Marta (Collection)	Trujillo	Management contract	50
NH Laguna Palace (Collection)	Mestre (Italy)	Leased	384

Hotel disposals and contract cancellations

In the first nine months of the year, NH has disposed of a number of hotels, either because the contracts have expired or because they formed part of the group identified as strategic disposals.

The latter group included NH Cancún, which was sold in February 2004 for €25.5m and is now run under a management contract. The NH Villacarlos was sold for €4.52m and NH Hoteles now runs this under a management contract as well.

Hotel / Type of contract	City	Comments	No. of rooms
NH Cancún / Owned	Cancún (México)	Sale/Management back	325
NH Villacarlos / Owned	Valencia (Spain)	Sale/Management back	51
Alfa Louise / Leased	Brussels (Belgium)	End of Management contract	40

Committed projects:

NH Hotels is currently committed to 27 new projects with 3,814 rooms. Of these new projects, five of the hotels will be owned by NH Hoteles, 17 will be under leasing contracts and the other five will be management contracts.

In Spain, NH Hoteles has already agreed to open 18 hotels with 2,257 rooms, 70% of them under leasing contracts. Before year-end, NH Hoteles expects to open four hotels, three in the outskirts of Madrid and one in Cadiz.

In Germany, NH Hoteles has two confirmed projects remaining after the cancellation of the Munich project: NH Hamburg Airport and NH Nurberg City, both under leasing contracts, with a total of 574 rooms.

In the Dutch city of The Hague, a 206-room new hotel will be opened by mid-2005, under a leasing contract.

In Mexico, a new project has been signed, the NH Santa Fe, with 127 rooms. NH Hoteles will own this hotel, which will be opened in 2006.

In terms of entry into new countries, NH Hoteles is continuing to expand in Italy. In addition to the recently-opened hotel in Mestre, it has reached agreement to open a 231-room hotel in Tortona (Milan) in 2006, under a leasing contract. NH Hoteles has also just signed its first project in Romania, a management contract for a three-star 78-room hotel in the centre of Bucharest, which will be opened in 2005.

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Nh Hoteles Portfolio 4-Oct-04		HOTELS OPERATED				SIGNED PROJECTS				TOTAL
		Leased	Owned	Managed	TOTAL	Leased	Owned	Managed	TOTAL	
Spain	Hotels	70	18	20	**108**	11	4	3	**18**	**126**
+Portugal	Rooms	8,039	2,572	1,451	**12,062**	1,588	366	303	**2,257**	**14,319**
Holland	Hotels	9	18	1	**28**	1	0	0	**1**	**29**
	Rooms	1,279	3,988	80	**5,347**	206	0	0	**206**	**5,553**
Belgium	Hotels	1	8	0	**9**	0	0	0	**0**	**9**
	Rooms	241	1,003	0	**1,244**	0	0	0	**0**	**1,244**
Germany	Hotels	51	0	1	**52**	2	0	0	**2**	**54**
	Rooms	8,718	0	144	**8,862**	574	0	0	**574**	**9,436**
Switzerland	Hotels	2	2	0	**4**	0	0	0	**0**	**4**
	Rooms	329	232	0	**561**	0	0	0	**0**	**561**
Austria	Hotels	6	0	0	**6**	0	0	0	**0**	**6**
	Rooms	973	0	0	**973**	0	0	0	**0**	**973**
Italy	Hotels	1	0	0	**1**	1	0	0	**1**	**2**
	Rooms	384	0	0	**384**	231	0	0	**231**	**615**
Hungary	Hotels	1	0	0	**1**	0	0	0	**0**	**1**
	Rooms	160	0	0	**160**	0	0	0	**0**	**160**
Rumania	Hotels	0	0	0	**0**	0	0	1	**1**	**1**
	Rooms	0	0	0	**0**	0	0	78	**78**	**78**
America	Hotels	3	16	6	**25**	2	1	1	**4**	**29**
	Rooms	381	2,589	1,593	**4,563**	213	127	128	**468**	**5,031**
Africa (*)	Hotels	1	1	1	**3**	0	0	0	**0**	**3**
	Rooms	197	42	234	**473**	0	0	0	**0**	**473**
TOTAL	Hotels	145	63	29	**237**	17	5	5	**27**	**264**
	Rooms	20,701	10,426	3,502	**34,629**	2,812	493	509	**3,814**	**38,443**

(*) 2 hotels in South Africa and 1 management contract in Ghana

nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 29 / 30
www.nh-hoteles.com
nh@nh-hotels.com

October, 2004

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on , 2004 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

P.O.

Roberto Chollet
Chief Financial Officer

SEC MAIL PROCESSING
RECEIVED
NOV 1 2004
WASH, D.C. 202 SECTION

nH HOTELES

CORPORATE COMMUNICATION DEPARTMENT

NH HOTELES
Santa Engracia 120 Edif. Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

NH HOTELES IS GOING TO OPEN ITS FIRST HOTEL IN ROMANIA, THE "NH BUCHAREST"

- **The hotel chain is continuing to expand into Eastern Europe after opening its first hotel in Hungary a year ago. NH Hoteles is now present in 18 countries.**

- **The NH Bucharest, which NH is managing, will be a 78-room hotel in the city centre and will open in Spring 2005**

Madrid, 22 October 2004- NH Hoteles enters the Romanian market for the first time with the NH Bucharest. By doing so, the hotel chain continues expanding into Eastern Europe, after opening its first hotel in Hungary a year ago. NH Hoteles will be operating the NH Bucharest under a management agreement. The hotel will have 78 rooms and is due to open in Spring 2005. This is the first step into a country with great growth potential. After entering Romania, NH Hoteles will now be present in 18 countries, as it has also recently opened its first hotel in Italy.

The hotel is in a privileged location only 10 minutes from the airport, next to the Oniri Avenue in the centre of Bucharest, just a few metres from the city's new Courts and the second largest building in the world (after the Pentagon). The hotel will have 15 employees.

The NH Bucharest will have two small, fully equipped rooms for business meetings that can hold up to 40 people. A fitness center with a gymnasium and solarium will be installed. The hotel will also have a restaurant for up to 50 people and a lobby bar.

ABOUT NH HOTELES

The NH Hoteles Group (www.nh-hoteles.com), after the acquisition of the Dutch Krasnapolsky hotel chain in July 2000, the Mexican hotel chain Krystal in June 2001 and the German Astron hotels in February 2002, ranks third in the European ranking for business hotels. NH Hoteles has 240 hotels with more than 34,000 rooms in 17 countries in Europe, Latin America and Africa. NH Hotels currently has 24 projects for new hotels under construction, which shall entail 4,000 new rooms.

The acquisition of the German hotel chain Astron has meant NH Hoteles' consolidation in Europe, as Astron was the third most important operator in urban hotels in Germany. NH Hoteles stands out in quality both as regards services and facilities, with very carefully thought out decoration, intended to please all tastes, uniform, and making the customer feel comfortable. NH Hoteles' establishments offer the most advanced technologies designed to facilitate the customer's communication as well as his work and leisure.

NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

The restaurants form another priority for hotels in the chain, offering customers first-rate cuisine. Furthermore, the prestigious restaurateur Ferran Adrià, creator of El Bulli restaurant, has entered into an association with NH Hoteles, launching new concepts such as "nhube", pioneering spaces in the hotel sector combining food, leisure and rest for the chain's customers, and "Fast Good".

The NH Hoteles Group is listed on the Stock Exchanges of Madrid (in the selective Ibex 35 Index) and Amsterdam, in Euronext. Furthermore, NH Hoteles is a member of Stoxx Europe 600, including the best European companies. Also, NH Hoteles is included in the prestigious Morgan Stanley Capital International (MSCI) securities index.

FOR MORE INFORMATION:

Communication Department NH Hoteles
Tel: + 34 91 451 97 62
+ 34 91 451 97 18 (switchboard)
E-Mail: comunicacion@nh-hotels.com